Simpson Thacher & Bartlett LLP

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Direct Dial Number (212) 455-2303	E-mail Address MSTAVENAS@STBLAW.COM

May 8, 2019

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Controls International plc

Schedule TO-I filed May 3, 2019

SEC File No. 5-43685

Dear Ms. Chalk:

On behalf of Johnson Controls International plc (the “Company”), set forth below are responses to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter dated May 6, 2019 (the “Comment Letter”) with respect to the Schedule TO-I filed by the Company on May 3, 2019 (SEC File No. 5-43685) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Concurrently with filing this letter, the Company is filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which includes revisions to the Schedule TO in response to the Staff’s comments.

Securities and Exchange Commission	May 8, 2019

Exhibit (a)(1)(A)—Offer to Purchase

Section 5. Purchase of Shares and Payment of Purchase Price; Redemption, page 28

1.

In this Section on page 29, you state that the Company is authorized under its Articles of Association to effect repurchases of Shares as “redemptions” and any purchases of Shares in the Offer will be considered redemptions. Revise to explain the impact of the redemption designation and how (if at all) it differs from an ordinary purchase. If this is related to the matters addressed in our next two comments, please so note.

Response: Under Irish law, a company must acquire its own shares either by purchase or by redemption. The Company’s Articles of Association, which have been approved by its shareholders, permit share acquisitions by redemption. Acquisition of shares by redemption in this manner is a standard way for companies incorporated in Ireland with a U.S. listing to carry out the acquisition of its own shares and this approach allows such acquisitions to be implemented by the exercise of board authority consistent with the corporate governance norms for U.S. listed companies. From the perspective of a shareholder accepting the tender offer, there is no difference in outcome whether the tender offer is effected by way of a purchase or a redemption, nor is there any difference in the tendering shareholder’s rights pending the consummation of the transfer/redemption of the shares tendered. The financial requirements of the tender offer from the perspective of the Company are identical whether effected as a purchase or a redemption: the acquired shares are subject to the same rules regarding the treatment of treasury shares, the same rules relating to the permitted sources of funding for the acquisition and the same balance sheet outcome and accounting impacts result under either mechanism.

The Company has revised the disclosure in Amendment No. 2 to explain that there is no impact of the redemption designation or difference to tendering shareholders as compared to a purchase. For ease of reference, the revised language is set out below (with new text underlined):

Under Irish law, a company must acquire its own shares either by purchase or by redemption and, in either case, the financial requirements of the Offer from the perspective of the Company are the same. The Company is authorized under Article 3(d) of our Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption. References in this Offer to Purchase to an “offer to purchase,” “purchase,” “repurchase,” “tender” or “purchase price” means “offer to redeem,” “redeem,” “redemption,” “tender for redemption” or “redemption price” as the context permits and similar terms shall be construed accordingly. The proper tendering or deemed tendering of Shares pursuant to the Offer to Purchase / redemption in accordance with the terms and subject to the conditions of the Offer, which are capable of purchase under the Offer, shall constitute an agreement, transaction or trade with the Company within the meaning of Article 3(d) of our Articles of Association and such Shares shall be deemed to be Redeemable Shares within the meaning of our Articles of Association. The Company’s redemption of Shares, as opposed to a purchase, pursuant to the Offer will have no impact on tendering shareholders or such holders’ rights pending the consummation of the Offer.

Securities and Exchange Commission	May 8, 2019

Conditions of the Offer, page 30

2.

Refer to the conditions listed in the third and fourth bullets in this Section. To avoid an illusory offer, all conditions must be outside of the control of the bidder. In this context, determining whether a condition has been satisfied “in [bidder’s] absolute discretion,” is problematic. Please revise the last sentence of each condition to include a reasonableness standard.

Response: The Company has revised the disclosure in Amendment No. 2 to make changes to the conditions of the Offer to clarify that whether the Irish legal test has been satisfied is a question of fact. While the directors are responsible for making this assessment correctly, ultimately the assessment is objective. For ease of reference, the revised language is set out below (with new text underlined and deleted text with a strike through):

•

the Company having insufficient profits available for distribution within the meaning of section 117 of the Irish Companies Act to complete the purchase of the Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records;~~, or the directors of the Company otherwise determining such an insufficiency (or risk of insufficiency) in their absolute discretion~~ at the time of commencement of the Offer, the Company had sufficient profits available for distribution to consummate the Offer;

•

the Company having net assets of less than its called-up share capital and its undistributable reserves (as defined in section 1082 of the Irish Companies Act) to complete the purchase of Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records;~~, or the directors of the Company otherwise determining such an insufficiency (or risk of insufficiency) in their absolute discretion~~ at the time of commencement of the Offer, the Company had sufficient net assets to consummate the Offer;

3.

See our last comment above. In your response letter, with a view to additional disclosure if necessary, explain who will determine whether these conditions have been satisfied and when they will do so. State whether Irish regulatory authorities will play a role in this determination.

Response: These conditions reflect the mandatory Irish legal requirements relating to the funding of an acquisition of shares by the Company. Whether the conditions are met is a question of fact which, under Irish law, the directors of the Company have a responsibility to correctly assess, by reference to the relevant financial records of the Company. No Irish regulatory authority will play a role in this determination; in particular, no regulatory approvals, notifications or consents are required or will be sought in determining whether these conditions are satisfied. As stated in the Offer to Purchase, as of March 31, 2019, the Company had approximately $33.0 billion of profits available for distribution, an amount the Company had determined was sufficient at the time of launching of the tender offer to consummate the purchase of shares in the Offer.

Please feel free to contact me at (212) 455-2303 with any questions regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Marisa D. Stavenas
Marisa D. Stavenas

cc:	Michael R. Peterson, Vice President and Corporate Secretary Johnson Controls International plc Alan M. Klein Kenneth B. Wallach Simpson Thacher & Bartlett LLP Stephen Ranalow Arthur Cox